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                            November 16, 2021

       Octavio Romero Oropeza
       Chief Executive Officer
       Petr  leos Mexicanos
       Avenida Marina Nacional No. 329
       Colonia Ver  nica Anzures
       Ciudad de M  xico
       Alcald  a Miguel Hidalgo, 11300
       M  xico

                                                        Re: Petr  leos
Mexicanos
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed November 12,
2021
                                                            File No. 333-259870

       Dear Mr. Oropeza:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form F-4 filed November 12, 2021

       General

   1. We note that you have published interim financial information for the quarter ended
                                                        September 30, 2021 on
your website. We also note that you have incorporated by
                                                        reference the report on
Form 6-K filed on November 12, 2021 relating to certain financial information for the
nine-month period ended September 30, 2021. However, it does not appear that such
information incorporated by reference complies with Item 8.A.5 of Form
                                                        20-F. For example, the
results published on your website provide financial information specific to the quarter
ended September 30, 2021 that is not provided in such current
 Octavio Romero Oropeza
Petr  leos Mexicanos
November 16, 2021
Page 2
      report on Form 6-K. Please revise your registration statement to provide such interim financial information in your prospectus. Refer also to Item 10 of Form F-4. Similarly, we note that the report on Form 6-K filed on November 12, 2021 does not appear to comply with General Instruction B of Form 6-K, to the extent that the registrant has not furnished the information that it has made or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, relating to material information concerning the registrant's results of operations. Please revise such report on Form 6-K, or advise.
2. In the signature pages, please revise to clarify the parties for whom Emmanuel Quevedo
      Hern ndez has signed the registration statement as attorney-in-fact. Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Laura
Nicholson, Special
Counsel, at (202) 551-3584 with any questions.



                                                             Sincerely,
FirstName LastNameOctavio Romero Oropeza
                                                             Division of
Corporation Finance
Comapany NamePetr  leos Mexicanos
                                                             Office of Energy &
Transportation
November 16, 2021 Page 2
cc:       Jorge U. Juantorena
FirstName LastName